UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of: July 2020

Commission File Number: 001-38187

MICRO FOCUS INTERNATIONAL PLC (Exact name of registrant as specified in its charter)

The Lawn, 22-30 Old Bath Road
Newbury, Berkshire
RG14 1QN
United Kingdom
+44 (0) 1635-565-459
 (Address of principal executive office)

Indicate by check mark whether this registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

Exhibit No.	Exhibit Description
99.1	Director/PDMR Shareholding, dated 28 July 2020

28 July 2020

Micro Focus International plc
("Micro Focus" or the "Company")

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them in accordance with the Market Abuse Regulations.

The Company announces that the 2017 Deferred Share Bonus Award granted to Chief Executive Officer, Stephen Murdoch, on 25 July 2017 under the Micro Focus International plc Deferred Share Bonus Plan ("Award") vested on 25 July 2020 and consequently 5,051 ordinary shares of 10 pence each in the Company ("Ordinary Shares") were released to him on 27 July 2020.  In addition, 3,501 Ordinary Shares were released in respect of the dividend equivalent entitlement attached to the Award.

The Award represented the one-third share deferral element of the annual bonus which was payable to Stephen Murdoch in relation to the financial year ended 30 April 2017.

The notification below, made in accordance with the requirements of Article 19 of the EU Market Abuse Regulations, gives further details.

1	Details of the person discharging managerial responsibilities
a)	Name	Stephen Murdoch
2	Reason for the notification
a)	Position/status	Chief Executive Officer (PDMR)
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Micro Focus International plc
b)	LEI	213800F8E4X648142844
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 10 pence each ("Ordinary Shares") GB00BJ1F4N75
b)	Nature of the transaction	1)
Vesting and release of the 2017 Deferred Share Bonus Award granted on 25 July 2017 under the Micro Focus International plc Deferred Share Bonus Plan ("Award") together with 3,501 Ordinary Shares released in respect of the dividend equivalent attached to the Award. No payment was due on the vesting of the Award.

		2)	Sale of shares to cover tax withholding and dealing costs on the vesting of the Award.

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		1) Nil	8,552
		2) £2.82	4,034
d)	Aggregated information - Aggregated volume - Price	Aggregated Volume	Aggregated Prices
		1) 8,552	Nil
		2) 4,034	£2.82
e)	Date of the transaction	1) and 2) 27 July 2020
f)	Place of the transaction	1) Outside a trading venue and 2) XLON

Enquiries:
Micro Focus
Tel: +44 (0)1635 32646
Investors@microfocus.com
Stephen Murdoch, CEO
Brian McArthur-Muscroft, CFO
Ben Donnelly, Investor relations

Brunswick
Tel: +44 (0) 20 7404 5959
MicroFocus@brunswickgroup.com
Sarah West
Jonathan Glass

Notes to Editors:
About Micro Focus
Micro Focus (LSE: MCRO.L, NYSE: MFGP) is a global enterprise software company supporting the technology needs and challenges of the Global 2000.  Our solutions help organizations leverage existing IT investments, enterprise applications and emerging technologies to address complex, rapidly evolving business requirements while protecting corporate information at all times. Our product portfolios are Security, IT Operations Management, Application Delivery Management, Information Management & Governance and Application Modernization & Connectivity. For more information, visit: www.microfocus.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: 28 July 2020

Micro Focus International plc

By:	/s/ Brian McArthur-Muscroft
Name:	Brian McArthur-Muscroft
Title:	Chief Financial Officer